INVEST IN **AFTERSCHOOL HQ**

The Platform Powering Youth Programs Across the Nation


PUMA

afterschoolhq.com Fishers, IN

Highlights

1. Scaled from 1 to 49 states in 16 months
2. 25x growth in Annual Recurring Revenue in 27 months
3. 17 million hours of youth enrichment delivered
4. Released unique AI powered data evaluation for youth leaders
5. Built by youth program providers for youth program providers
6. $2M grant secured by customer using our platform
7. $6.5B addressable market with weak competition

8 Purpose-built solution replacing outdated, expensive alternatives

Featured Investors

Reach Capital Follow Invested $1,250,000

Early believers in founders amplifying human potential across how we learn, heal, and work.
reachcapital.com

Enzo Cavalie, Principal

"AfterSchool HQ is working in a space that most SaaS companies overlook. These youth programs play a key role in how students learn, grow, and tap into their potential. The team built a platform that finally gives these organizations the structure and clarity they deserve. We chose to support them because they understand this sector well and are addressing a need that has gone unanswered for too long."

Black Tech Nation Ventures Follow Invested $785,000

Where profits meet purpose.
btn.vc

Sean Sebastian, General Partner

"Youth organizations led by and serving diverse communities face barriers that many startups never encounter. AfterSchool HQ gives those programs the infrastructure, support, and voice they need. That fills a gap, and that gap is where real ecosystem change happens. That is why we are standing with this team."

Sixty8 Capital Follow Invested $865,000

We invest in creators and the infrastructure that powers them. We are powering the great wealth and trust transfer.
sixty8.capital

Kelli Jones, Managing Partner

"At Sixty8 we champion founders who have been under capitalized and are working in spaces others tend to overlook. AfterSchool HQ brings modern, scalable technology to youth programs that have lacked tools for far too long. Their leadership shows a clear understanding of the challenges

leadership shows a clear understanding of the challenges these organizations face, and the opportunity ahead is real. Supporting them fits directly within our mission."

Ruthless For Good

Follow

Invested $630,000

Investing in founders building in legacy-worthy companies that improve education, work and access innovation.
ruthlessforgood.com

Aaron Walker, Founder & CEO

"At Ruthless for Good we believe social impact and financial return can strengthen each other. AfterSchool HQ helps youth serving organizations work more efficiently and share their results with confidence. The market for this type of support continues to grow, and the team approaches it with a grounded and mission driven mindset. That combination made this a compelling opportunity for us."



Andrew Teed
Syndicate Lead

Follow

Invested $315,000

"I have been associated with this leadership team since October 2021. They are capable, hardworking and high-integrity professionals. Their business stands on a powerful mission of supporting youth, while concurrently pursuing a meaningful and sizable market opportunity. It's clear to me that sustainable profitability is in reach, and I'm certain this disciplined team will achieve it. I enjoy and appreciate being part of their success story."

Elevate Ventures
Notable Investor

Follow

Invested $750,000

Private venture development organization that nurtures high-growth businesses into high-performing, Indiana companies.
elevateventures.com

Titi Obasanya, Vice President, Software

"In Indiana and beyond, we need companies that deliver innovation, impact, and growth, and we believe AfterSchool HQ exemplifies these qualities. They address an operational pain point for youth organizations and show clear momentum in solving it. With a strong, rooted visionary team and validated product-market fit, they are ready to scale. We are impressed by their potential to transform how youth programs operate and expand their reach."

Team



Darye Henry CEO

20+ years software entrepreneur. Former youth program provider who burned out and was hospitalized. Cut his salary in half to build this vision.



San Pathak COO

Deep operations expertise. Shaped by youth programs growing up. Forty Under 40 Class of 2021. 2017 Techpoint Tech 25. Committed to mission over quick profits.

We're Done Watching Our Kids Fall Through the Cracks


AfterSchool HQ
Your home for afterschool experiences

AfterSchool HQ is the platform built by people who lived it, for people who won't quit fighting for our kids.

Join our $1M round to break the cycle that's killing youth programs and failing our communities.

THE REAL STORY: WHY THIS EXISTS




ETHIOPIA

I was a **youth program provider** that burned out

"I ended up in the hospital from trying to build programs without systems." - Darye Henry, CEO

We're not another tech company trying to "disrupt" nonprofits. We're people who burned out serving our communities, who refuse to let good programs die from bad systems.

50% of youth program leaders are burned out. They're spending more time fighting paperwork than fighting for kids. Meanwhile, only 1 in 3 kids who want after-school programs can actually get in.

THE PROBLEM

50% of youth program leaders report **burn out** due to **lack of resources and funding**...

Funders want to see program outcome data ***before*** they will fund programs

No Data = No Funding

Here's how good programs get destroyed: Funders demand data before releasing money. Programs can't afford proper data systems. Staff burn out doing 25+ hours of paperwork weekly.

Programs can't prove impact → funding gets cut → doors close.

Staff members are spending **25-50% of their time** collecting and reporting data...

49% of youth programs use

google forms or **paper forms** to collect impact data.

When programs get funded right, magic happens. Baltimore saw **62% crime reduction in 3 years** after youth program investment.

Every $1 invested in after-school programs saves society $9.

WHY EXISTING SOLUTIONS FAIL

49% of programs still use Google Forms and paper to collect impact data. The current tools are clunky, expensive, and built by people who've never run a youth program.

THE AFTERSCHOOL HQ DIFFERENCE

AfterSchool HQ is a **B2B Saas platform** that helps youth program providers **build thriving and sustainable organizations** by enabling them to **track and report the data** required to **get the funding** they so desperately need.

Think Salesforce for Youth Programs.

✅ **All-in-one platform** - Registration, attendance, communication, reporting

✅ **Modern and intuitive** - No more confusing interfaces

✅ **Nonprofit pricing** - Scales with your budget, not against it

✅ **Purpose-built** - Every feature designed for youth program reality

✅ **Proven results** - Customers securing millions in funding

REAL IMPACT, RIGHT NOW




FHC

FELEGE HIYWOT CENTER
(Feh-LEH-geh HEY-what)

FELEGE HIYWOT CENTER

Game Changer: Securing a $2M Grant

Jumping into AfterSchool HQ has revolutionized the operational dynamics at Felege Hiywot Center. Moreover, it provided the right tools to secure a $2 million grant for five years. Using our easily customizable surveys, the FHC team has collected crucial data to ensure an enriching experience for all their students.

By the Numbers:

- **49 states served in 16 months**
- **17 million hours of youth enrichment tracked**
- **7x growth in target customer segment**
- **7.7x increase in annual contract value**

THE PLATFORM THAT CHANGES

THE PLATFORM THAT CHANGES EVERYTHING



FELEGE HIYWOT CENTER
Cultivating the Future
VIEW ALL ACTIVITIES
Activities
For Students

Online Registration & Payments - End the paper form nightmare. Parents register online, pay digitally, and get instant confirmations.

Digital Attendance & Insights - QR codes, PIN security, real-time tracking that actually tells you what's working.

Location Data



FALL CREEK PLACE
MERIDIAN HIGHLAND
HILLSIDE
RIVERSIDE
KENNEDY KING
WEST SIDE
WINDSOR PARK
UPPER CANAL
RANSOM PLACE
CHATHAM-ARCH
HAUGHVILLE
COTTAGE HOME
LOCKERBIE SQUARE
ARSENAL HEIGHTS
STRINGTOWN
HORNE
MILE SQUARE
MARKET EAST DISTRICT
WHOLESALE DISTRICT

Demographic Data



Registration By Gender
Registration By Race
Registration By Grade

Other Metrics



634
Students Served Since 2022
66.7%
Student Desire to Attend College
23%
81k
Hours of Education
20.7%
Live Below the Poverty Line
Registrations by Zip Code
182
Total Registrants
48220
48205
48223
48260
48250
0
20
40
60
80
100
120

2	$34,384	
Locations	Median Family Income	

Impact Reporting That Wins Grants - Turn your data into compelling stories that funders can't ignore. This is how our customers are securing millions.

TRACTION IN THE MARKET

We've grown Annual Recurring Revenue by 25x over 27 months.



$1,000,000
$750,000
$500,000
$250,000
$0
Annual Recurring Revenue
2021
2022
2023
2024
Year

Serving Customers in 49 States

Customer Testimonials

AfterSchool HQ has been so helpful in keeping our team on the same page with regards to student information. We have





really big plans to grow & do more with AfterSchool HQ.

– Roberto, City of Everett



I cannot thank you enough for your persistence and patience in setting us up in Afterschool HQ. IT HAS BEEN NOTHING SHORT OF LIFE-CHANGING!!!

– Jodi, Kids At Their Best


OPERATION

They walked us through that process and made sure that the integrity of the data was good. It was fabulous working with After School HQ!

– Charlene Gladney, Operation Xcel

THE VISION: EVERY KID WHO WANTS IN, GETS IN



Why Now?

Macrotrend
Youth program providers are struggling to scale with demand.

Technology & Data

- Youth programs are behind with technology
- New youth leaders are younger and technology natives
- Parents require easier ways to work with program providers

providers

- More data required for grant reports

Program Demand

- Program demand skyrocketed post-pandemic
- Parents seeking more learning opportunities for their children
- Parents increasingly need support after-school and during summer

5-Year Impact Goals:

- Break the school-to-prison pipeline through better-funded programs
- End youth worker burnout by eliminating administrative burden
- Create sustainable funding for tens of thousands of programs
- Set the standard for tracking impact in youth development

We're not just building software. We're building the infrastructure to save programs that save kids.

THE MASSIVE OPPORTUNITY

We're not just building software. We're building the infrastructure to save programs that save kids.

$6.5B US market with weak, outdated competition.

International demand already coming from Mexico, Canada, UK, Saudi Arabia, China.

Path to $100M revenue = Just 1.5% market share.

Forward-looking projections cannot be guaranteed.

Most software isn't built for nonprofit youth program providers —and it shows. Other options are:

- Clunky and Confusing – Frustrating for both staff and parents to use
- Fragmented – Requires juggling multiple platforms to get the job done
- Too Expensive – Priced beyond what most nonprofits can afford
- Outdated – Lacks modern features or innovation
- Poorly Supported – Minimal or unresponsive customer service
- Misaligned – Designed for For-profits, not youth-focused nonprofits

Post-pandemic demand for youth programs has exploded. Younger nonprofit leaders want better tech. Funding requirements getting stricter = need for better data.


"If not us,
then who?
If not now,
then when?"
– John Lewis

USE OF FUNDS

Implement changes to increase **retention**, **referrals**, **upgrades**, and **new sales**.

- **AI Grant Reports**
  - Save countless hours and thousands of dollars in consulting fees with AI that cleans, analyzes, and formats reports instantly.
- **Parent & Staff Mobile App**
  - A seamless app for parents and staff strengthens trust,

improves daily operations, and increases customer retention and satisfaction.

- **Staff Management**
    - Enable full organizational oversight by managing staff, roles, and responsibilities from a single streamlined platform.

We will also test and launch into additional markets outside of the US. Starting with Canada and the UK.

FOUNDERS


PUMA

"We're okay with representing where we came from. Our communities deserve investment. We can be authentically us while running a tech startup - those two things aren't opposed."

JOIN THE MOVEMENT

When you invest in AfterSchool HQ, you're funding technology that saves youth workers from burnout, systems that help programs secure millions in funding, and tools that keep kids in programs instead of prison.

The choice is simple: Keep watching good programs die from administrative burden, or join us in building the platform that saves them.

Every day we wait, another youth program shuts down. Another passionate leader burns out. Another kid loses access to life-changing opportunities.







AfterSchool HQ
HELP PROVIDERS BUILD
THRIVING &
SUSTAINABLE
YOUTH PROGRAMS
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